03 OCT 31 7:21

SembCorp Industries

Rule 12g3-2(b) File No. 825109

25 September 2003

03032844

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dlw 10/27

SEMBWASTE CLEANTECH IMPLEMENTS CONSERVANCY OWNER OPERATOR SCHEME

As part of SembWaste Cleantech's re-engineering process, the Conservancy Owner Operator (COO) scheme will soon be implemented. It is currently being tested in three locations with very positive results. This program was conceived with the view of creating a sustainable conservancy cleaning business model for Singapore. The COO scheme is results-driven and performance-based, encourages the implementation of new innovative methods due to its flexibility and affords the opportunity to introduce more mechanised systems. It also allows more flexible working hours and schedules for the operators.

The ultimate aim is to raise the productivity and professionalism of the cleaning industry by giving incentives for more Singaporeans to take up conservancy cleaning as a viable job option and to drive the spirit of entrepreneurship.

As COOs will be personally responsible in maintaining clean premises, it is expected that this will result in higher performance standards. All operators will have to undergo compulsory training at SembWaste Cleantech's training centre, which is SPRING SINGAPORE and ITE accredited.

COOs are required to wash and clean corridors, lifts, stairways and void decks of allotted blocks, adhering to an agreed schedule and standard, which will be monitored by the town councils. Operators will also be responsible for their own workers.

This scheme will not only improve cleaning standards and reduce the need for supervision as the workers become more motivated, it is also expected to encourage more Singaporeans to work in the conservancy cleaning industry and hence reduce reliance on foreign workers in this area.

Said President and CEO Ms Loh Wai Kiew of SembEnviro: "We are the first company in the cleaning industry to be implementing this scheme. It is one of the initiatives that isis timely in this economic slowdown. Jobs are redesigned to attract Singaporeans back to the traditional jobs otherwise taken up by foreign workers and entrepreneurship is encouraged."

With its re-engineering efforts, SembWaste Cleantech recently clinched cleaning contracts valued at S$24.8 million over the next three years, garnering a 21 per cent market share in the Town Council conservancy market. The COO scheme will surely contribute to the company's efforts in providing the most efficient and professional services.

About SembEnviro

SembEnviro is the largest environmental services company in Asia, offering total integrated environmental management solutions including collection and post collection of waste, recycling and recovery, waste-to-energy, industrial and commercial cleaning and cleansing, environmental consultancy & technology, conversion technologies and industrial biological treatment. It owns a stake in SITA Environmental Solutions, the second largest waste management company in Australia with operations in Sydney, Perth, Brisbane, Adelaide and Melbourne.

In China, SembEnviro has a 60 per cent stake in Shanghai SembEnviro Reliance which is the second largest privately-owned industrial and commercial waste management services company in Pudong, Shanghai while in Malaysia, SembEnviro is engaged in the biomass waste-to-energy business in partnership with Consolidated Plantations, a Sime Darby subsidiary.

Media Contact:

Mr Boon Choon Huat
Vice President, Corporate Relations
SembCorp Environmental Management
Tel: +65 6228 2526
Fax: +65 6323 4598
Email: choonhuat.boon@sembenviro.com

Website: www.gowaste.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 25/09/2003 to the SGX

SEMBCORP INDUSTRIES LTD

SembWaste Cleantech clinches S$24.8 million worth of new cleaning Contracts

SembWaste Cleantech, a wholly-owned subsidiary of SembCorp Environmental Management (SembEnviro) has landed cleaning contracts valued at S$24.8 million over the next three years.

From October 1, 2003, SembWaste Cleantech will take over the conservancy cleaning of the entire Pasir Ris and Toa Payoh regions. With these two additions, SembWaste Cleantech has garnered a 21 per cent market share of the Town Council conservancy market.

In addition, SembWaste Cleantech managed to renew and secure several new commercial cleaning contracts in well-established commercial buildings and sites like Prima Limited, Goldbell Tower, Lau Pa Sat, Boon Tat Street Satay Club and the Singapore Turf Club.

SembWaste Cleantech has also bagged contracts to keep the parks clean and green in the Hong Kah Town Council Zones N7, N8 and N9 along with Orchid Country Club. The car parks at Kampong Ubi and Rivervale Plaza will also come under the management of the SembWaste CleanTech team.

SembEnviro President and CEO Loh Wai Kiew said: "The award of these contracts demonstrate that we have successfully re-engineered the operations of SembWaste Cleantech. We have upgraded the skills of our people, invested in more advanced technology and geared our operations towards performance-based output. SembWaste Cleantech has clearly become more efficient and professional, and I believe we will continue to gain customers and market share with these efforts. "

"These contracts are a reflection of our customers' confidence in our ability to provide innovative and professional services to meet our customers' everyday needs", added Chew Bong Koon, General Manager of SembWaste Cleantech.

These contracts are not expected to have any material effect on the net tangible assets per share and earnings per share of SembCorp Industries for the current financial year.

<u>About SembEnviro</u>

SembEnviro is the largest environmental services company in Asia, offering total integrated environmental management solutions including collection and post collection of waste, recycling and recovery, waste-to-energy, industrial and commercial cleaning and cleansing, environmental consultancy & technology, conversion technologies and industrial biological treatment. It owns a stake in SITA Environmental Solutions, the second largest waste management company in Australia with operations in Sydney, Perth, Brisbane, Adelaide and Melbourne.

In China, SembEnviro has a 60 per cent stake in Shanghai SembEnviro Reliance which is the second largest privately-owned industrial and commercial waste management services company in Pudong, Shanghai while in Malaysia, SembEnviro is engaged in the biomass waste-to-energy business in partnership with Consolidated Plantations, a Sime Darby subsidiary.

- End -

For press and analyst enquiries, please contact:
Ng Lay San (Ms)
Manager
Group Corporate Relations
SembCorp Industries
Tel: (65) 6723 3150
Fax: (65) 6822 3240
Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 25/09/2003 to the SGX